Filed Pursuant to Rule 433

Registration Statement No. 333-223208

LEVERAGED MARKET-LINKED STEP UP NOTES

Leveraged Market-Linked Step Up Notes Linked to a Global Equity Index Basket

Issuer	HSBC USA Inc. (“HSBC”)
Principal Amount	$10.00 per unit
Term	Approximately three years
Market Measure	A global equity index basket comprised of the S&P 500® Index (Bloomberg symbol: “SPX”), the EURO STOXX 50® Index (Bloomberg symbol: “SX5E”), the FTSE® 100 Index (Bloomberg symbol: “UKX”), the Nikkei Stock Average Index (Bloomberg symbol: “NKY”), the Swiss Market Index® (Bloomberg symbol: “SMI”), the S&P/ASX 200® Index (Bloomberg symbol: “AS51”) and the Hang Seng® Index (Bloomberg symbol: “HSI”). The S&P 500® Index will be given an initial weight of 50%, the EURO STOXX 50® Index will be given an initial weight of 20%, each of the FTSE® 100 Index and the Nikkei Stock Average Index will be given an initial weight of 10%, each of the Swiss Market Index® and the S&P/ASX 200® Index will be given an initial weight of 3.75% and the Hang Seng® Index will be given an initial weight of 2.50%.
Payout Profile at Maturity

•          If the Market Measure is flat or increases, but is below the Step Up Value, a return equal to the Step Up Payment

•          If the Market Measure is at or above the Step Up Value, a return equal to [145% to 165%] of the percentage increase in the Market Measure

•          1-to-1 downside exposure to decreases in the Market Measure, with up to 100% of the principal amount at risk

Step Up Value	118 % of the Starting Value
Step Up Payment	$1.80 per unit, a 18% return over the principal amount
Threshold Value	100% of the Starting Value
Participation Rate	[145% to 165%], to be determined on the pricing date
Investment Considerations	This investment is designed for investors who anticipate that the Market Measure will not decrease over the term of the notes, and are willing to take full downside risk and forgo interim interest payments.
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/83246/000110465919077275/tm1926311d51_fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Basket as measured shortly before the maturity date, you may lose up to 100% of the principal amount.
•	Payments on the notes, including any repayment of principal, are subject to the credit risk of HSBC. If HSBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment. The estimated initial value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the estimated initial value of the notes on the pricing date.
•	Changes in the level of one of the Basket Components may be offset by changes in the levels of the other Basket Components.
•	You will have no rights of a holder of the securities included in the Basket Components, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.
•	Your return on the notes may be affected by factors affecting the international securities markets, specifically markets in the countries represented by the Basket Components. In addition, you will not obtain the benefit of any increase in the value of the currencies in which the securities included in the Basket Components trade against the U.S. dollar, which you would have received if you had owned the securities in the Basket Components during the term of your notes, although the value of the Basket may be adversely affected by general exchange rate movements in the market.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)). The graph and the table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit(1)	Hypothetical Total Rate of Return on the Notes
-100.00%	$0.00	-100.00%
-50.00%	$5.00	-50.00%
-20.00%	$8.00	-20.00%
-10.00%	$9.00	-10.00%
-6.00%	$9.40	-6.00%
-3.00%	$9.70	-3.00%
0.00%(2)	$11.80(3)	18.00%
2.00%	$11.80	18.00%
5.00%	$11.80	18.00%
10.00%	$11.80	18.00%
18.00%(4)	$12.79	27.90%
20.00%	$13.10	31.00%
30.00%	$14.65	46.50%
40.00%	$16.20	62.00%
50.00%	$17.75	77.50%
60.00%	$19.30	93.00%

(1)	The hypothetical Redemption Amount per unit is based on the hypothetical Participation Rate of 155%.
(2)	This hypothetical percentage change corresponds to the Threshold Value.
(3)	This amount represents the sum of the principal amount and the Step Up Payment of $1.80.
(4)	This hypothetical percentage change corresponds to the Step Up Value.

HSBC has filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for each of the offerings to which this document relates. Before you invest, you should read those documents, and the other documents that we have filed with the SEC, for more complete information about us and these offerings. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, HSBC, any agent, or any dealer participating in these offerings will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.